SCHLUETER & ASSOCIATES, P.C.

5655 SOUTH YOSEMITE STREET, SUITE 350

GREENWOOD VILLAGE, CO 80111

TELEPHONE: +1-303-292-3883

FACSIMILE: +1-303-648-5663

Email: hfs@schlueterintl.com

March 21, 2024

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Rucha Pandit

Re:	Premium Catering (Holdings) Ltd Draft Registration Statement on Form F-1 Submitted February 2, 2024 CIK No. 0001998056

Dear Ms. Pandit,

Please accept this letter as the response of Premium Catering (Holdings) Ltd (“Registrant” or “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Draft Registration Statement on Form F-1 submitted to the Commission on February 2, 2024 (the “Registration Statement”). The Company is concurrently filing amendment no. 1 to the Registration Statement with the Commission (the “Revised Registration Statement”), which includes amendments in response to the Staff’s comments.

For your convenience, the comments have been reproduced below, followed by the Registrant’s response.

Draft Registration Statement on Form F-1 Explanatory

Note, page 2

1.	We note your disclosure here that the Resale Prospectus is a prospectus to be used for the potential resale by Mr. Gao Lianquan, United Source, Ms. Kong Chan and True Sage. However, we also note your disclosure on page 9 as well as the Resale Prospectus that Trillion Able and Better Access will also partake in the resale offering. Please clarify the parties who will constitute the Resale Shareholders and reconcile the disclosure here and elsewhere as appropriate. Please also confirm that the selling shareholders are selling in both the underwritten offering and the resale offering, as we note that these parties are listed as selling shareholders in both prospectuses.

Response:

The Registrant has revised the disclosure throughout the Revised Registration Statement to indicate that each of Mr. Gao Lianquan, United Source, Ms. Kong Chan, True Sage, Trillion Able and Better Access each has shares that may be sold pursuant to the Resale Prospectus.

Overview, page 11

2.	With a view to providing more balanced disclosure, please disclose (i) the amount of your revenue for the most recently completed fiscal year, (ii) your net income/loss for the most recently completed fiscal year and (iii) your auditor’s going concern opinion.

Response:

The Registrant has included the following disclosure on page 11 in response to this comment:

“Our primary source of revenue is food catering. For the fiscal years ended June 30, 2022 and 2023, we recorded revenue of approximately S$5.3 million and S$5.2 million respectively, primarily contributed by the revenue from the supply of budget prepared meals to a wider spectrum of customers, including, among others, foreign workers, students and other individuals residing in dormitories as well as foreign workers working in the marine and manufacturing industries. Our net income (loss) amounted to approximately S$0.5 million and S$(0.4) million for the years ended June 30, 2022 and 2023, respectively.

Our Company’s ability to continue as a going concern depends upon its ability to market and sell its products to generate positive operating cash flows. For the year ended June 30, 2023, our Company reported net loss of S$0.4 million. As of June 30, 2023, our Company’s working capital deficit was S$0.4 million. Management has considered supplementing its available sources of funds through the cash generated from operations, other available sources of financing from Singapore banks and other financial institutions, financial comfort from our Company’s related party and financial support from our Company’s shareholder. However, there can be no certainty that these additional financings will be available on acceptable terms or at all. If management is unable to execute this plan, there would likely be a material adverse effect on our Company’s business. All of these factors raise substantial doubt about the ability of our Company to continue as a going concern. The consolidated financial statements for the fiscal years ended June 30, 2023 and 2022 have been prepared on a going concern basis and do not include any adjustments to reflect the possible future effects on the recoverability and classifications of assets or the amounts and classifications of liabilities that may result from the inability of the Company to continue as a going concern.”

Prospectus Summary, page 11

3.	Please clarify whether you anticipate being a controlled company following the offering. In this regard, we note that your disclosure on page 99 indicates that Mr. Yu Chun Yin, through Hero Global Enterprises Limited, is the controlling shareholder of your company. To the extent applicable please 1) state here that you will be a controlled company, 2) identify and disclose the percentage of voting power to be held by the controlling shareholder following the offering, 3) state if true, that the controlling shareholder will have the ability to determine all matters requiring approval by stockholders and 4) clarify, if true, that in the event that you were to lose your “controlled company” status, you could still rely on the relevant listing exchange’s rules that permit a foreign private issuer to follow its home country requirements to some extent concerning corporate governance issues, including whether a majority of its board of directors must be independent. Lastly, please include a risk factor that discusses the effect, risks and uncertainties of being a controlled company.

Response:

The Registrant has revised the Revised Registration Statement to include that the Corporation will be a controlled company following the offering. The Registrant has also included disclosure on page 15 in response to this comment as follows:

“Implications of Being a “Controlled Company”

Upon completion of this offering, our issued and outstanding shares will consist of [●] Ordinary Shares. We will be a controlled company as defined under the Nasdaq Capital Market Company Guide Section 801(a), immediately after the completion of this offering, [●] and [●], collectively known as our controlling shareholders, will own approximately [●] Ordinary Shares, or [●]% of our total issued and outstanding Ordinary Shares, representing approximately [●]% of the total voting power. Consequently, our controlling shareholders will have the ability to determine all matters requiring approval by stockholders. Because , we will be a “controlled company” within the meaning of the Nasdaq Capital Market Rules, we are eligible for certain exemptions from the corporate governance requirements of the Nasdaq Capital Market listing rules. In the event that we were to lose our “controlled company” status, we intend to rely on the NASDAQ rules that permit a foreign private issuer to follow its home country requirements to some extent concerning corporate governance issues, including whether a majority of its board of directors must be independent.”

Further, we have inserted a new risk factor set forth below on page 24:

As a “controlled company,” we are exempt from certain Nasdaq corporate governance requirements, which may result in our independent directors not having as much influence as they would if we were not a controlled company.

We are a “controlled company” as defined under the Nasdaq Stock Market Rules, because one of our shareholders holds more than 50% of our voting power. As a result, for so long as we remain a controlled company as defined under that rule, we are exempt from, and our shareholders generally are not provided with the benefits of, some of the Nasdaq Stock Market corporate governance requirements, including that:

●	a majority of our board of directors must be independent directors;
●	our compensation committee must be composed entirely of independent directors; and
●	our corporate governance and nomination committee must be composed entirely of independent directors.

Although we intend to have a majority of independent directors, that may change in the future.

Risk Factors, page 17

4.	We note your disclosure that you “are exposed to interest rate risk for the bank borrowings outstanding.” To the extent material, please revise your summary risk factors and risk factors sections to specifically identify this risk. In your risk factor disclosure, please discuss the impact of any rate increases on your operations and how your business has been affected. For example, describe whether your borrowing costs have recently increased or are expected to increase and your ability to pass along your increased costs to your customers.

Response:

The Registrant has included the following disclosure on page 20 of the Revised Registration Statement in response to this comment:

We currently have five bank facilities of which four are fixed interest rate term loans taken out by Premium Catering in aggregate of approximately S$1.6 million with maturity dates of between September 2025 and November 2025, one is variable interest rate short term facility taken out by Premium Catering in the amount of S$0.2 million with maturity dates of between July 2023 and October 2023. Singapore banks have increased interest rates, as most loans are based on the Singapore Overnight Rate Average (SORA) or the Singapore Interbank Offered Rate (SIBOR) which moves historically in tandem with the interest rates set by the US Federal Reserve. Four of the facilities taken out by Premium Catering are at a fixed interest rate and were not affected by the rate increase. As a result of the rate hike, borrowing costs for the Group increased by S$2,843 for the fiscal year ended June 30, 2023. Despite the effect of the rate increase on our Group not being significant, if rates continue to rise and we are unable to pass this increased cost to our customers, our financial performance may be materially and adversely affected.

Exposure to risks associated with food safety may subject us to liability . . ., page 18

5.	We note your disclosure that you are “exposed to risks associated with food safety which may subject us to liability claims, damage our reputation and/or affect our relationship with our customers.” To the extent your business has been materially affected by risks associated with food safety, please state as much.

Response:

The Registrant has included the following disclosure on page 18 of the Revised Registration Statement in response to this comment:

“For the fiscal years ended June 30, 2023 and 2022, we did not experience any food safety issues.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations Key Factors Affecting the Results of Our Group’s Operations

Exposure to risks associated with food safety and the food supply chain may subject us to liability . . ., page 38

6.	We note your disclosure that you are “exposed to risks associated with . . . the food supply chain, which may subject us to liability claims, damage our reputation and/or affect our relationship with our customers.” To the extent your business has been materially affected by disruptions to the food supply chain, please state as much and include a risk factor discussing this risk and how your business has been affected.

Response:

The Registrant has included the following disclosure on page 18 of the Revised Registration Statement in response to this comment:

“For the fiscal years ended June 30, 2023 and 2022, we did not experience any food safety issues.”

Cash Flow from Operating Activities, page 44

7.	Your discussion of cash flow from operating activities appears to be a recitation of the changes already disclosed in the consolidated statements of cash flows. Please revise to discuss material changes in the underlying drivers that affected these cash flows. These disclosures should include a discussion of the underlying reasons for changes in working capital items that materially affect operating cash flows. Refer to SEC Release No. 33- 8350.

Response:

The Registrant has revised the discussion of cash flow from operating activities on page 44 of the Revised Registration Statement in response to this comment.

Industry Overview, page 57

8.	We note your reference to the report of Frost & Sullivan commissioned by you. Please file a consent as an exhibit to this registration statement in connection with the use of Frost & Sullivan’s expert report. Refer to Rule 436 of the Securities Act of 1933.

Response:

The Registrant has filed the consent from Frost & Sullivan as Exhibit 23.4 to the Revised Registration Statement.

9.	Please consider revising here and elsewhere as appropriate to increase the font size of the illustrative graphic so as to make such information more readable for investors.

Response:

The font size on the graphics included in the illustrations relating to the industry overview has been enlarged as requested.

Business, page 65

10.	Please describe or define what you mean by “budget prepared meals.”

Response:

The Registrant has included the following disclosure on page 65 of the Revised Registration Statement in response to this comment:

“Adopting the motto “Your Welfare Is Our Top Priority”, Mr. Gao set up the Central Kitchen in 2012 under the brand “Premium Catering” to supply budget prepared meals to foreign construction workers (whether individually or through the construction companies that employ them) in Singapore based upon a budget provided by customers, or “budget prepared meals”.

Management Employment Agreements, page 96

11.	We note your disclosure that you have entered into an employment agreement with Ms. Zhang Xiaoying. Please file this employment agreement as an exhibit to the registration statement or tell us why you believe you are not required to do so. Refer to Item 601(b)(10)(ii) of Regulation S-K.

Response:

The Registrant has filed the employment agreement with Ms. Zhang Xiaoying as Exhibit 10.15 to the Revised Registration Statement.

Principal and Selling Shareholders, page 97

12.	Please revise to identify the natural person(s) with voting and/or investment control over the shares held by Hero Global Enterprises Limited.

Response:

The Registrant has included the following disclosure on page 97 of the Revised Registration Statement in response to this comment:

“* Hero Global Enterprises Limited is wholly-owned by Mr. Yu, a director and our indirect controlling shareholder and accordingly, holds the voting and/or investment control over its shares.”

Related Party Transactions, page 99

13.	Please revise to provide the information in this section for the period since the beginning of your preceding three financial years up to the date of the prospectus. Refer to Item 7.B of Form 20-F. As a related matter, please revise to disclose the interest free loan payable to Hero Global, which is discussed on page 31.

Response:

The Registrant has included three years of related party transactions on page 99 of the Revised Registration Statement in response to this comment. Further, the Registrant has included the following disclosure on page 101 of the interest free loan payable to Hero Global:

(h)	Interest free loan facility of up to US$500,000 from Hero Global to our Company

On July 1, 2023, the Company signed a loan facility agreement with Hero Global for a loan facility of up to US$500,000 in connection with the paying of expenses of obtaining a listing of our shares. It is interest free and unsecured. The amount drawn down and outstanding under the loan as at the date of this prospectus is approximately US$420,000 and is repayable by the earlier of our listing or October 31, 2024.

Experts, page 131

14.	We note your disclosure that the report of independent registered public accounting firm Onestop Assurance PAC includes two explanatory paragraphs referring to the restatement for correction of an error and the translation of Singapore Dollars to United States Dollars. However, we did not locate such language in the auditor’s report provided on page F-2. Please clarify or revise.

Response:

The Registrant has included the following disclosure on page 131 of the Revised Registration Statement in response to this comment:

“The financial statements as of June 30, 2023 and 2022, and for each of the two years in the period ended June 30, 2023 and 2022 included in this prospectus have been audited by Onestop Assurance PAC, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion on the financial statements and includes one explanatory paragraph referring to the going concern uncertainty of the Company). Such financial statements have been so included in reliance upon the report of such firm given upon the authority of such firm as experts in accounting and auditing. The office of Onestop Assurance PAC is located at 10 Anson Road, #06-15 International Plaza, Singapore 079903.”

Consolidated Statements of Income (Loss) / Comprehensive Income (Loss), page F-4

15.	We note your line item “Revenues, net” presented here and throughout your registration statement. Please tell us the basis for revenues being presented on a net basis and cite the specific authoritative literature you utilized to support your accounting treatment.

Response:

The Registrant has included the following disclosure on page F-11 of the Revised Registration Statement in response to this comment:

Our Company records its revenues on food catering services provided, net of good & service taxes (“GST”) upon delivery of food ordered and the risk of loss of food ordered are fully transferred to the customers. The Company is subject to GST which is levied on the majority of the products at the rate of 8% on the invoiced value of sales in Singapore.

Note - 1 Business Overview and Basis of Presentation Reorganization, page F-7

16.	We note that Hero Global, Mr. Gao and the Company entered into a sale and purchase agreement to transfer their interest in Premium Catering to Starry Grade in 2023. This appears to be inconsistent with the disclosure on page 55 which states this transaction occurred in 2024. Please clarify or revise.

In addition, please tell us why there are open dates related to this transaction in the financial statements that were identified as audited.

Response:

The Registrant has revised the date “2023” on page F-7 to 2024. As the last step of the reorganization, which involves the transfer of Premium Catering to Starry Grade, will only be completed closer to the time of the registration statement becoming non-confidential, the date is thereby currently left blank.

Note - 3 Summary of Significant Accounting Policies

(d) Foreign Currency Translation and Transaction, page F-9

17.	Your disclosure states that the consolidated financial statements are presented in Singapore dollars which is your reporting currency. This appears to be inconsistent with the disclosure in the third sentence of the second paragraph which states your reporting currency is the United States dollar. Please clarify or revise. In addition, please tell us how the accounting and disclosures regarding your foreign currency translation adjustment in connection with translating financial statements from a functional currency into the reporting currency comply with ASC 830-30-45-12 and 830-30-45-20, respectively, and clarify the corresponding impact on Comprehensive Income (Loss).

Response:

The Registrant has revised the disclosure on page F-9 of the Revised Registration Statement to provide that the Company’s reporting currency is Singapore dollars. Further, the Registrant has included the following statement in this paragraph:

“Translation gains and losses are recognized in the consolidated statements of income (loss) and comprehensive income (loss) as other comprehensive income or loss.”

(l) Revenue Recognition, page F-10

18.	It appears that your disclosure only addresses the revenue related to catering services. We note from your disclosure on page 65 that in addition to your buffet catering services you earn revenue from budget prepared meals, the operation of the Food Stall and ancillary delivery services. Please disclose your revenue recognition policy for each of your revenue streams.

Response:

The Registrant has included the following disclosure on page F-10 of the Revised Registration Statement in response to this comment:

“Revenue from food catering services provided

Revenue from food catering services includes supply of budget prepared meals, the operation of the food stall and buffet catering services which consist of a single performance obligation that our Company satisfies at a point in time and are recognized upon the delivery and acceptance of the meals sold to the customers. Our Company recognizes food catering services revenue when the following events have occurred: (a) our Company has transferred physical ordered possession of the food (b) our Company has a present right to payment (c) the customer has legal rights to the food ordered upon delivery, and (d) the customer bears significant risks and rewards of ownership of the products.

Our Company records its revenues on food catering services provided, net of good & service taxes (“GST”) upon delivery of food ordered and the risk of loss of food ordered are fully transferred to the customers. The Company is subject to GST which is levied on the majority of the products at the rate of 8% on the invoiced value of sales in Singapore. Revenue represents the amount of consideration to which we expect to be entitled in exchange for food catering services provided.

In certain circumstances, the Company receives advances from customers as prepayment on meals and services ordered and these are included in “Accounts payable, accruals and other current liabilities” as “Deposits received”. Revenue is recognized at a point in time where the customer simultaneously receives and consumes the benefits provided by the Company.

The income from ancillary delivery services is recognized upon the delivery and acceptance of the meals sold to the customers.”

19.	We note from your disclosure on page 65 that your budget prepared meals and one-off bulk orders of budget prepared meals and buffets may be paid in advance. Please tell us how you account for these advance payments and cite the specific authoritative literature you utilized to support your accounting treatment.

Response:

Please see response to Comment 18 above.

Notes to Consolidated Financial Statements Note - 4

Disaggregation of Revenue, page F-15

20.	Please tell us your consideration of presenting your disaggregated revenue in a manner similar to your breakdown of revenue disclosed on page 65.

Response:

The Registrant has included the revenue disaggregated by sales of budgeted prepared meals, operation of food stall, buffet catering services and ancillary delivery services based on management’s assessment of available data on page F-15 of the Revised Registration Statement in response to this comment.

General

21.	Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

Response:

As of the date of this response letter, neither the Registrant, nor has anyone authorized to do so on its behalf, sent written communications to potential investors regarding this offering.

22.	We note your placeholder for the initial public offering price range on the Public Offering Prospectus cover page, indicating that the initial public offering price will not be fixed at the time of effectiveness. However, the Resale Prospectus cover page includes a placeholder for the fixed initial public offering price. Please tell us whether the Resale Shareholders plan to sell their shares at a fixed price, and if so, please confirm that you will specify prior to effectiveness the fixed price at which or price range within which Resale Shareholders will sell their shares and revise the Resale Prospectus cover page as applicable. Refer to Item 501(b)(3) of Regulation S-K. In the alternative, please confirm that the Resale Shareholders will not make any sales until the shares are listed on Nasdaq, and revise your Resale Prospectus cover page to clarify as much, remove the reference to a fixed price and state that such Resale Shareholders will sell their shares at market prices once trading of your shares begins.

Response:

The Registrant has included the following disclosure in the Resale Prospectus of the Revised Registration Statement in response to this comment:

“The Resale Shareholders will not make any sales until the shares are listed on Nasdaq and they will sell their shares at market prices once trading of your shares begins.”

23.	The disclosure on page Alt-3 of the Resale Prospectus indicates that the shares being registered by the selling shareholders will be issued to the holders in connection with your contemplated reorganization. Please tell us when you plan to issue these shares in relation to effectiveness of the registration statement. Please also explain why you believe it is appropriate to register the resale of such shares given that such shares have not yet been issued to the shareholders.

Response:

The shares to be sold by the selling shareholders have already been issued to them. Please see the revised page Alt-3. For clarification, once the offering structure is confirmed at a later stage, there will need to be a forward split of the current issued shares.

The Company respectfully requests the Staff’s assistance in completing its review of the Revised Registration Statement as soon as possible. If you have any questions regarding the foregoing or desire further information or clarification, please do not hesitate to contact the undersigned at (303) 868-3382.

Thank you for your review.

Very truly yours,

/s/ Henry F. Schlueter
Henry F. Schlueter

C:	Premium Catering (Holdings) Ltd